VIA EDGAR AND FEDERAL EXPRESS

July 13, 2012

Terence O’Brien
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549-7010

Re:           URS Corporation
 Form 10-K for the period ended December 30, 2011
 Filed February 27, 2012
 File No. 1-7567

Dear Mr. O’Brien:

We are providing to the staff of the SEC’s Division of Corporation Finance (the “Staff”) the responses of URS Corporation (the “Company” or “we”) to the follow-up comments in your letter dated June 18, 2012, relating to our responses to the original comment letter dated May 2, 2012 regarding the Company’s Form 10-K for the year ended December 30, 2011, filed with the SEC on February 27, 2012.  For your convenience, we have reproduced your follow-up comments in italics below.

Form 10-K for the year ended December 30, 2011

Risk Factors, page 18

1.
We have read your response to comment 1 in our letter dated May 2, 2012.  In future filings, please clarify the risk factor on page 32 to state, if true, that no significant amount of net assets are currently restricted under existing legal and contractual provisions. Alternatively, quantify the amount of restricted net assets, if material.

Response

In future filings we expect to clarify our risk factors as follows:

“Because URS Corporation, the parent company, is a holding company, we may not be able to service our debt if our subsidiaries do not make sufficient distributions to us.

Our parent company has no direct operations and no significant assets other than investments in the stock of our subsidiaries.  Because we conduct our business operations through our operating subsidiaries, we depend on those entities for payments and dividends to generate the funds necessary to meet our financial obligations.  Although, except as may otherwise be disclosed in this Form 10-K, there are currently no material legal restrictions on our operating subsidiaries’ ability to distribute assets to us, legal restrictions, including governmental regulations and contractual obligations could restrict or impair our operating subsidiaries’ ability to pay dividends or make loans or other distributions to us in the future. The earnings from, or other available assets of, these operating subsidiaries may not be sufficient to make distributions to enable us to pay interest on our debt obligations when due or to pay the principal of such debt at maturity.”

URS Corporation
600 Montgomery St
San Francisco, CA  94111-2728
Tel:  415.774.2700
Fax:  415.398.1905

Management’s Discussion and Analysis, page 40

Subsequent Events, page 67

2.
We have read your response to comment 2 in our letter dated May 2, 2012.  Please tell us why you are using US$1.24 billion as the numerator in the investment test, as we note the Form 8-K filed February 21, 2012 indicates the purchase price will be US$1.5 billion. Regarding the asset test, please tell us why you are including only the “net assets” from joint ventures that may be required to be consolidated instead of total assets, and why an adjustment is required under US GAAP for the capital lease assets.

Response

In response to the staff’s question regarding the investment test, we advise that we used $1.24 billion as the numerator as this amount was the actual acquisition price paid at the acquisition date of May 14, 2012.  The $1.5 billion referred to in our Form 8-K filed on February 21, 2012 was comprised of the estimated purchase price, as well as estimated transaction costs and the assumption of Flint’s debt.

With regard to the asset test, at the time of our previous response, we were unsure whether we would be required to consolidate the joint ventures; thus, in order to be conservative, we included the total assets of the joint ventures, which amounted to $148.7 million.  However, to avoid double counting, we deducted Flint’s equity method investment in the joint ventures totaling $16.3 million, which resulted in a net asset after adjustment of $132.4 million.   Please note that we have since determined that the joint ventures are not required to be consolidated under US GAAP.  This determination reduced the resulting asset test percentage from 17.6%, as previously disclosed, to 15.9%.

Flint’s financial statements were prepared under IFRS, which provides different classification and measurement guidance for capital leases as compared to US GAAP.  Our assessment of Flint’s leases under US GAAP resulted in the reclassification of several leases from capital leases (under IFRS) to operating leases (under US GAAP).  This reclassification resulted in an actual reduction in the value of leased assets of approximately $20 million.

Liquidity, page 66

3.	[Comment - Part 1 of 2]

We have read your response to comment 3 in our letter dated May 2, 2012.  Please quantify for us the amount of the $109.6 million of “Accruals of performance-based incentive awards to be billed upon client acknowledgement” at December 30, 2011 that was actually billed in the quarter ended March 30, 2012.

Response

None of the accruals for performance-based incentive awards at December 30, 2011 were billed during the quarter ended March 30, 2012. The accruals referred to in our previous response relate to several large U.S. federal government contracts. They are comprised of two primary types:

1.
Performance-based incentives.  Of the accruals, $91.9 million was derived from the achievement of performance-based incentives. Some relate to the timing of milestone completion and others relate to project cost savings. They will become billable under the terms of their respective contracts. We do not expect to invoice these incentives until 2013.

2.
Stay-and-perform incentives.  Of the accruals, $17.7 million was related to employee “stay-and-perform” incentive payments. As the employees earn their stay-and-perform incentive awards, we accrue the amount payable to the employee and the amount receivable from the customer according to the terms of these cost-reimbursable contracts. The amounts become billable as the employment periods expire. We expect to begin invoicing for reimbursement of the stay-and-perform incentive payments in the fall of 2012 and expect the collections and payments to the employees to occur over the ensuing two to three years.

With respect to the long billing and collection periods of the accruals described above, we note that in “Note 1. BUSINESS, BASIS OF PRESENTATION, AND ACCOUNTING POLICIES, Accounts Receivable and Costs and Accrued Earnings in Excess of Billings on Contracts” to our consolidated financial statements as of and for the year ended December 30, 2011, we disclosed the following:

“Our costs and accrued earnings in excess of billings on contracts include amounts related to milestone payment clauses, which provide for payments to be received beyond a year from the date service occurs.  Based on our historical experience, we generally consider the collection risk related to these amounts to be low.  When events or conditions indicate that the amounts outstanding may become uncollectible, an allowance is estimated and recorded.”

A similar disclosure was included in our consolidated financial statements as of and for the quarter ended March 30, 2012.

As we noted in our previous response, these accruals of performance-based incentive awards do not, in fact, have a negative effect on cash flows. Although we acknowledge that, had we been able to bill and collect those amounts during the quarter ended March 30, 2012, we would have had an additional $100 million in available cash, nevertheless, the performance-based incentives did not require any cash to be disbursed because they represented profits rather than recovery of previously incurred costs. Accordingly, although the increase in Costs and Accrued Earnings in Excess of Billings on Contracts resulting from the accruals implies a use of cash in the calculation of operating cash flows under the indirect cash flow method and increases both DSOs and the ratio of accounts receivable to revenues, there have been no cash outflows related to those accruals. Thus, while we are not yet able to bill and collect these receivables, neither have we consumed any cash related to the corresponding accruals. As a result, the effect of these accruals is cash neutral.

The “stay-and-perform” balances represent accrued revenues related to expenses incurred under cost-reimbursable contracts. The expenses have not yet been paid because, while the stay-and-perform targets have been met (requiring the recognition of the expense and also the corresponding right to be reimbursed for the expenses recognized), the employment periods have not been completed. Accordingly, no cash outflows have occurred related to the “stay-and-perform” obligations, although the increase in Costs and Accrued Earnings in Excess of Billings on Contracts resulting from the accruals implies a use of cash in the calculation of operating cash flows under the indirect cash flow method and increases both DSOs and the ratio of accounts receivable to revenues. (As an aside, in this instance, the increase in accrued expenses payable to the employees also implies a source of cash in the calculation of operating cash flows under the indirect cash flow method.) As a result, as was the case with the performance-based incentives discussed above, the inability to bill and collect those unbilled amounts did not cause us to consume cash. Again, the effect of these accruals, both accrued revenues and accrued expenses, is cash neutral.

[Comment - Part 2 of 2]
We note the costs and accrued earnings in excess of billings on contracts balance continued to increase in the first quarter of 2012, whereas sales decreased relative to the quarter ended December 30, 2011. Also, you have told us that such accruals have no negative effect on cash flows, but it appears that uncollected revenue does in fact have an adverse impact on cash flows since if the ratio of net accounts receivable to quarterly sales was held constant between December 31, 2011 and March 30, 2012, the positive cash flow impact would have approximated $100 million, enabling you to generate positive operating cash flows for the quarter instead of a deficit. We also note that DSO is increasing, but you indicate on page 67 of Form 10-K that the change was primarily due to the timing of payments. Further, the disclosure on page 45 of the Form 10-Q only quantifies the increase in the components of net accounts receivable but does not explain what actually changed. For example, you could identify, if true, changes in aging due to customer liquidity problems, changes in contractual payment/billing terms or changes in the frequency/materiality of customer disagreements. In any case, please tell us and revise future filings accordingly to provide explanation in MD&A relative to the March 30, 2012 balances. In this regard, your disclosure should begin similar to “The ratio of our net accounts receivable to quarterly sales increased from 96% at April 1, 2011 to 105% at March 30, 2012 (or 100% at December 30, 2011) because…”

Response:

In response to the staff’s comment, we are pleased to provide the requested disclosure in future filings; however, we respectfully request that the staff agree to a modification of the requested ratio that would include “Billings in excess of costs and accrued earnings on contracts” in the calculation. We respectfully submit that this additional component is integrally related to the billings and collections cycle in the engineering and construction industry. It is also consistent with the manner in which we calculate Days Sales Outstanding (DSO). (See page 67 of the URS Corporation Form 10-K for the fiscal year ended December 30, 2011.)

We invoice our customers under the terms of the contracts into which we have entered. In most cases, our contract terms permit us to bill our customers as we incur costs and perform our various services. However, we operate under a wide range of contract types and terms, including those with billing arrangements in which: (1) we are required to achieve specific milestones, which may require a significant period of time to pass before an invoice can be presented to the customer for payment, (2) we submit invoices on a monthly or bi-monthly basis, as services are provided, and (3) we are able to submit invoices in advance of contract performance.

In the first two instances, “Costs and accrued earnings in excess of billings on contracts” is increased by the amount of revenues we recognize under the terms of the contract. Then, when an invoice is prepared and presented to our customer for payment, “Costs and accrued earnings in excess of billings on contracts” is reduced and “Accounts receivable” is increased by the amount of the invoice. “Accounts receivable” is reduced when the customer payment is received.

In the third instance, as we present an invoice to the customer, “Accounts receivable” is increased by the amount of the invoice and “Billings in excess of cost and accrued earnings on contracts” is credited in the same amount. “Billings in excess of accrued earnings on contracts” is classified as a current liability on our consolidated balance sheet. As revenues are recognized under the contract, “Billings in excess of costs and accrued earnings on contracts” is reduced until the advance payment is consumed. In some cases, additional invoices in advance of further contract performance can be submitted and the same cycle recurs; in other cases, once the advance is consumed, invoices are submitted as performance occurs and “Costs and accrued earnings in excess of billings on contracts” increases as revenues are recognized and decreases as invoices are presented to customers for payment.

Individual contract balances can swing back and forth between “Billings in excess of costs and accrued earnings on contracts” and “Costs and accrued earnings in excess of billings on contracts,” sometimes multiple times over a contract’s life.

At each balance sheet date, some contract balances are included in “Costs and accrued earnings in excess of billings on contracts” and others are included in “Billings in excess of accrued earnings on contracts.”  In fact, some contracts will have shifted between the two positions since the previous balance sheet date.

Because of the inter-related nature of the “Costs and accrued earnings in excess of billings on contracts” and “Billings in excess of costs and accrued earnings on contracts,” we believe that it is appropriate to include “Billings in excess of costs and accrued earnings on contracts” in the calculation of the ratio of accounts receivable to earnings.  Currently, the inclusion of “Billings in excess of costs and accrued earnings on contracts” does not change the trend of an increasing ratio, but we believe it provides a more complete picture of our accounts receivable status at a given balance sheet date.

The disclosures in our future filings will provide comparisons to the periods presented in those filings, similar to the following:

The ratio of our accounts receivable to quarterly revenues increased from 83.8% at April 1, 2011 to 86.8% at December 30, 2011 and to 93.9% at March 30, 2012.  We calculate this ratio by dividing net accounts receivable less billings in excess of costs and accrued earnings on contracts as of the end of the quarter into the amount of revenues recognized during the quarter.

The increases occurred primarily for the following reasons:

•
Accruals of amounts earned from performance-based incentives under long-term U.S. federal government contracts added 4.3% to our ratio of accounts receivable to revenues for the quarter ended December 30, 2011 and 4.4% for the quarter ended March 30, 2012. These amounts were included in costs and accrued earnings in excess of billings on contracts and they become billable as provided under the terms of the contracts to which they relate. We do not expect to bill for these incentives until 2013. Our costs and accrued earnings in excess of billings on contracts included amounts earned under milestone payment clauses, which provided for payments to be received beyond a year from the date service occurs.  Based on our historical experience, we generally consider the collection risk related to these amounts to be low.

•
Adjustments on some U.S. federal government contracts from bi-monthly to monthly billing cycles, U.S. federal government agency billing requirements changes and invoice reviews by the Defense Contract Audit Agency (“DCAA”) have caused delays and re-billings, adding 1.0% to our ratio of accounts receivable to revenues for the quarter ended December 30, 2011 and 1.9% for the quarter ended March 30, 2012.

•	Other, smaller increases in the ratio of accounts receivable to revenues were caused by:
o Accruals related to reimbursement under U.S. federal government contracts for employee “stay-and-perform” incentive payments;
o Accruals related to the procurement of equipment to be installed on a cost-reimbursable power project; and o The consumption of an advanced payment on a power project.

Critical Accounting Policies and Estimates, page 76

4.
We have read Appendix A in response to comment 5 in our letter dated May 2, 2012, and note especially the table of EBIT on page A-5.  Please supplementally provide to us actual EBIT for each of the four groups for the 2011 fiscal year, as well as the first quarter of 2012.

Response

Updated EBIT Table with Actual Results through Q1 2012

EBIT ANALYSIS BY FEDERAL SERVICES BUSINESS
	DML	SET	GSG	ISG	SEIS	Mean	Standard Deviation
2009	4.4%	6.2%	6.4%	8.6%	N/M	6.4%	1.5%
2010	6.6%	6.2%	7.8%	8.5%	N/M	7.3%	0.9%
2011	3.7%	6.1%	11.2%	5.0%	N/M	5.9%	2.8%
2012 Q1	4.6%	-	25.1%	-	3.4%	6.3%	9.5%
Business Average	4.4%	4.6%	12.6%	5.5%	3.4%	6.6%	3.3%

N/M = Not meaningful

The table above reflects actual EBIT margins for businesses within the Federal Services Division for  our fiscal years ended  2009, 2010 and 2011, and the first quarter of 2012.  In the fourth quarter of 2011 and first quarter of 2012, the GSG business (GSG) achieved unique project-specific milestones.  As a result, GSG recognized substantial performance-based incentive fees.  Project profit margins can vary from period to period due to changes in the resources required to provide services stemming from project scope modifications, level of effort commitments, or the availability of resources.  Further, project performance incentives are recognized upon the achievement of specific milestones, the achievement of which can occur over specific periods and not ratably over a project’s life.  Notwithstanding the anomalous results during the fourth quarter of 2011 and the first quarter of 2012 for the GSG business, in light of the factors discussed below, as well as in the whitepaper, taken as a whole, we believe the margins presented in the above table are within a reasonable range to support the position that the financial groups are in a line of business that are economically similar.

As part of the managerial and operational changes mentioned in the “Background” section of our previously referenced whitepaper, URS re-aligned the SET, ISG, and GSG components.  Portions of the SET component were merged with ISG to form a new SEIS component, and the remainder was merged with the GSG component.

URS believes the interdependency of the components, as evidenced by the re-alignment of resources and combination of business lines, similar financial performance, as well as our analysis of the other nine characteristics of the various components referenced in our whitepaper, collectively support our conclusion that aggregation to one reporting unit was, and continues to be, appropriate.

Form 10-Q for the period ended March 30, 2012

Note 14. Commitments and Contingencies, page 26

5.
We have read your response to comment 7 in our letter dated May 2, 2012.  Please confirm you will update your disclosure to also provide the specific factors that prevent you from reasonably estimating a range of potential loss regarding the Bolivian Mine Services Agreement discussed on page 28.

Response

In future filings, we expect to update our Bolivian Mine Services Agreement disclosure to include the following specific factors that prevent us from estimating a range of potential losses as follows:

“Bolivian Mine Services Agreement:  In 2009, a mine service agreement performed by one of our wholly owned subsidiaries, Washington Group Bolivia, was unilaterally terminated for convenience by the mine owner.  The mine owner disputed the fair market value of mining equipment it was required to repurchase under the terms of the mine services agreement.  On November 16, 2010, Washington Group Bolivia received a formal claim asserting breaches of contractual obligations and warranties, including the failure to adhere to the requisite professional standard of care while performing the mine services agreement.  On June 17, 2011, Washington Group Bolivia received a formal demand for arbitration pursuant to the Rules of Arbitration of the International Chamber of Commerce asserting claims up to $52.6 million. Washington Group Bolivia has brought a $55.7 million counterclaim against the mine owner asserting claims of wrongful termination and lost productivity.

Washington Group Bolivia intends to continue to defend this matter vigorously; however, we cannot provide assurance that we will be successful in these efforts.  The potential range of loss and the resolution of these matters cannot be determined at this time primarily due to the  early stage of discovery, the limited amount of information produced by the claimants to support the factual basis of their claims and the substantial uncertainty regarding the nature and amount of each individual damage claim; uncertainty concerning legal theories and factual bases that claimants may present and their resolution by the arbitral tribunal; uncertainty caused by different international  jurisdictions represented by the parties and the location of the project, as well as a number of additional factors.”

If you have any additional questions, please feel free to call me at (415) 774-2752.

Very truly yours,

/s/ Reed N. Brimhall
Reed N. Brimhall
Vice President and
Chief Accounting Officer
URS Corporation

cc:
Martin M. Koffel
Chairman and Chief Executive Officer
URS Corporation
600 Montgomery Street, 26th Floor
San Francisco, CA 94111-2728